UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  Capital Trust
-------------------------------------------------------------------------------
                                (Name of Issuer)

                  Class A Common Shares of Beneficial Interest
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   140920 10 9
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Thomas E. Kruger, Esq.
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 15, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /    /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

617501.1

---------------------
CUSIP No. 140920 10 9             SCHEDULE 13D
---------------------


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Veqtor Finance Company, LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /   /
                                                            (b) /   /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, BK
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                         19,227,251
NUMBER OF      ----------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY             -0-
OWNED BY EACH  ----------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH              19,227,251
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              19,227,251
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 /    /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              90%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
              OO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


617501.1

---------------------
CUSIP No. 140920 10 9             SCHEDULE 13D
---------------------



-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CalREIT Investors Limited Partnership
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /   /
                                                                  (b) /   /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, B
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       /   /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Illinois
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                         -0-
NUMBER OF      ----------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY             19,227,251
OWNED BY EACH  ----------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH              -0-
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         19,227,251
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              19,227,251
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /   /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              90%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

617501.1

---------------------
CUSIP No. 140920 10 9             SCHEDULE 13D
---------------------



-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SZ Investments, LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /   /
                                                                  (b) /   /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, BK
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   /   /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                         -0-
NUMBER OF      ----------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY             19,227,251
OWNED BY EACH  ----------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH              -0-
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         19,227,251
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              19,227,251
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /   /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              90%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
              OO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


617501.1

---------------------
CUSIP No. 140920 10 9             SCHEDULE 13D
---------------------



-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Zell General Partnership, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /   /
                                                            (b)  /   /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, BK
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  /   /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Illinois
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                         -0-
NUMBER OF      ----------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY             19,227,251
OWNED BY       ----------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER
REPORTING                -0-
PERSON WITH    ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         19,227,251
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              19,227,251
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 /   /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              90%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
              CO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


617501.1

---------------------
CUSIP No. 140920 10 9             SCHEDULE 13D
---------------------



-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Samuel Zell Revocable Trust U/T/A
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /   /
                                                                  (b) /   /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, BK
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           /   /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Illinois
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                         -0-
NUMBER OF      ----------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY             19,227,251
OWNED BY EACH  ----------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH              -0-
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         19,227,251
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              19,227,251
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /   /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              90%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
              OO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

617501.1

---------------------
CUSIP No. 140920 10 9             SCHEDULE 13D
---------------------



-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Samuel Zell
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /    /
                                                                 (b) /    /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, BK
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                              /    /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                         -0-
NUMBER OF      ----------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY             19,227,251
OWNED BY EACH  ----------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH              -0-
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         19,227,251
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              19,227,251
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 /    /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              90%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

617501.1

---------------------
CUSIP No. 140920 10 9             SCHEDULE 13D
---------------------



-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     V2 Holdings LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) /    /
                                                                (b) /    /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, BK
-------------------------------------------------------------------------------
5    CHECK BOX I  DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  /    /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                         -0-
NUMBER OF      ----------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY             19,227,251
OWNED BY EACH  ----------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH              -0-
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         19,227,251
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              19,227,251
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /    /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              90%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
              OO
-------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

617501.1

---------------------
CUSIP No. 140920 10 9             SCHEDULE 13D
---------------------



-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John R. Klopp
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /    /
                                                              (b) /    /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, BK
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               /    /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                         -0-
NUMBER OF      ----------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY             19,227,251
OWNED BY EACH  ----------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH              -0-
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         19,227,251
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              19,227,251
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 /    /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              90%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

617501.1

---------------------
CUSIP No. 140920 10 9             SCHEDULE 13D
---------------------



-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Craig M. Hatkoff
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /    /
                                                             (b) /    /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, BK
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                              /    /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                         -0-
NUMBER OF      ----------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY             19,227,251
OWNED BY EACH  ----------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH              -0-
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         19,227,251
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              19,227,251
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 /    /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              90%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
              IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

617501.1

---------------------
CUSIP No. 140920 10 9             SCHEDULE 13D
---------------------


          This Schedule 13D reflects (i) the reclassification on July 15, 1997 of the common shares of beneficial interest, $1.00 par value, of California Real Estate Investment Trust, a California business trust (the "Company"), as class A common shares of beneficial interest, $1.00 par value, in the Company and (ii) the change in the name of the Company on July 15, 1997 to "Capital Trust."

Item 1. Security and Issuer.

          This statement relates to the class A common shares of beneficial interest, $1.00 par value (the "Class A Common Shares"), in Capital Trust, a California business trust (the "Issuer"), whose principal office is 885 Third Avenue, 12th Floor, New York, New York 10022.

Item 2. Identity and Background.

          This statement is filed by: (i) Veqtor Finance Company, LLC, a Delaware limited liability company ("VFC"); (ii) CalREIT Investors Limited Partnership, an Illinois limited partnership and a managing member of VFC ("CRIL"); (iii) SZ Investments, LLC, a Delaware limited liability company and the sole general partner of CRIL, ("SZI"); (iv) Zell General Partnership, Inc., an Illinois corporation and the sole managing member of SZI ("Zell GP"); (v) the Samuel Zell Revocable Trust, a trust formed under Illinois law pursuant to a trust agreement, dated December 17, 1990, and the sole stockholder of Zell GP ("Zell Trust"); (vi) Mr. Samuel Zell, a citizen of the United States and the trustee of Zell Trust; V2 Holdings LLC, a Delaware limited liability company and a member of VFC ("V2H"); (vii) Mr. John R. Klopp, a citizen of the United States and a member of V2H; and (viii) Craig M. Hatkoff a citizen of the United States and a managing member of V2H. The foregoing persons are hereinafter referred to as the "Reporting Persons."

          The principal place of business of each of CRIL, SZI, Zell GP, Zell Trust and Mr. Zell is c/o Equity Group Investments, Inc., Two North Riverside Plaza, Chicago, Illinois 60606. The principal place of business of each of VFC, V2H, and Messrs. Klopp and Hatkoff is 885 Third Avenue, 12th Floor, New York, New York 10022.

          VFC was formed to purchase and hold the securities of the Issuer discussed in Item 3 below. The principal business purpose of CRIL is to hold its membership interest in VFC. The principal business purpose of SZI is to invest in investment securities. The principal business purpose of Zell GP is to serve as general partner or member of partnerships or limited liability companies in which certain of its affiliates own equity interests. Mr. Zell is a trustee and chairman of the board of trustees of the Issuer.

          The principal business purpose of V2H is to hold its membership interest in VFC. Mr. Klopp is a trustee, vice chairman and chief executive officer of the Issuer. Mr. Hatkoff is a trustee, vice chairman and chairman of executive committee of the board of trustees of the Issuer.

          Attached as Appendix A to Item 2 is information concerning the directors, executive officers and stockholder of Zell GP, which is required to be disclosed pursuant to Item 2 and General Instruction C to Schedule 13D.

          None of the Reporting Persons nor, to their knowledge, any of the individuals listed in Appendix A to Item 2, has, during the last five years (i) been convicted in a criminal proceeding (excluding

617501.1

---------------------
CUSIP No. 140920 10 9             SCHEDULE 13D
---------------------


traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          VFC funded the $54,298,815 aggregate purchase price for the 6,959,593 Class A Common Shares and the 12,267,658 class A 9.5% cumulative convertible preferred shares of beneficial interest, $1.00 par value, in the Issuer ("Class A Preferred Shares") (which are convertible into Class A Common Shares at the rate of one Class A Common Share for each Class A Preferred Share) with funds obtained from the $5,000,000 of capital contributions of its members and from the $50,000,000 of borrowings under notes issued to BankAmerica Investment Corporation, Banc Boston Investments, Inc., First Chicago Capital Corporation and Wells Fargo & Company.

Item 4. Purpose of Transaction.

         The Reporting Persons have acquired the securities of the Issuer reported herein pursuant to the plans presented to and approved by the board of trustees of the Issuer to have the Issuer pursue a new business plan to be implemented by a new management team following a preferred equity investment of not less than $30 million. Following the Issuer's annual meeting of shareholders, the new management team was appointed, the preferred equity investment in the form of the purchase of the Class A Preferred Shares reported in Item 3 above was consummated and the Issuer commenced full implementation of the business plan under the direction of a newly elected board of trustees, which include Messrs. Klopp, Hatkoff and Zell. The Reporting Persons intend to hold the securities of the Issuer reported herein for investment purposes, but reserve the right to consider various alternatives for their investment in the Issuer including pursuing or advancing:

         (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer in the open market or otherwise; (b) an extraordinary corporate transaction, such as a merger or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) a change in the present board of trustees or management of the Issuer; (e) a material change in the present dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's amended and restated declaration of trust or bylaws or other actions which may impede the acquisition of control of the Issuer by a person; or (h) actions similar to those enumerated above.

          The Reporting Persons' determination with respect to the foregoing possibilities will depend upon various factors, including, but not limited to, the Reporting Persons' evaluation of the Issuer and its prospects, general market and economic conditions (including conditions affecting the real estate market in general), other opportunities available to the Reporting Persons and other factors the Reporting Persons may deem relevant to their investment decision.

Item 5. Interest in Securities of the Issuer.

          (a) and (b) The aggregate percentage of shares of Class A Common Shares reported beneficially owned by the Reporting Persons is based upon 9,137,335 Class A Common Shares outstanding

617501.1

---------------------
CUSIP No. 140920 10 9             SCHEDULE 13D
---------------------


as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997. The Reporting Persons beneficially own (i) 6,959,593 Class A Common Shares and (ii) 12,267,658 Class A Preferred Shares, which may be converted into 12,267,658 Class A Common Shares which shares represent approximately 90% of the outstanding Class A Common Shares (calculated in accordance with Rule 13d-3). VFC holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of the foregoing Class A Common Shares (and the Class A Common Shares into which the Class A Preferred Shares may be converted (the "Reported Shares"). CRIL, SZI, Zell GP, Zell Trust, Mr. Zell, V2H, Mr. Klopp and Mr. Hatkoff share the indirect power to vote or dispose of the Reported Shares that are beneficially owned directly by VFC.

          (c) On July 15, 1997, following the Issuer's annual meeting of shareholders, VFC purchased from the Issuer 12,267,658 Class A Preferred Shares pursuant to the terms of the preferred share purchase agreement, dated as of June 16, 1997, by and between the Issuer and VFC. The aggregate purchase price for the Class A Preferred Shares was $33,000,000. In addition, concurrently with the foregoing, pursuant to the terms of a common share purchase agreement VFC purchased from CRIL 6,959,593 common shares of beneficial interest, $1.00 par value, of the Issuer (which shares were reclassified on July 15, 1997 as Class A Common Shares). The aggregate purchase price for the Class A Common Shares was $21,298,815.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares reported herein.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          The Limited Liability Company Agreement of VFC, dated as of June 16, 1997 (the "LLC Agreement"), provides for the allocation of profits and losses from VFC's activities, including its investment in the Class A Common Shares and the Class A Preferred Shares, between and among its members and the voting and disposition of the Class A Common Shares and the Class A Preferred Shares owned by VFC. A copy of the LLC Agreement is attached hereto Exhibit 1, and is incorporated herein by reference.

          The VFC Investment Agreement, among VFC, CRIL, V2H, and Messrs. Klopp and Hatkoff, dated as of July 15, 1997 (the "Investment Agreement"), provides for buy/sell provisions pursuant to which one member of VFC may purchase from or sell to the other member its interests in VFC or one member of V2H or CRIL may purchase the other V2H member's interest in V2H. A copy of the Investment Agreement is attached hereto Exhibit 2, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

    Exhibit No.     Description

          1.   Joint  Filing  Agreement  and Power of  Attorney,  dated July 15,
               1997.


617501.1

---------------------
CUSIP No. 140920 10 9             SCHEDULE 13D
---------------------


          2. Limited Liability Company Agreement of Veqtor Finance Company, LLC ("VFC"), dated as of June 16, 1997, among CalREIT Investors Limited Partnership, V2 Holdings LLC and the persons who became members of VFC from time to time in accordance with the provisions thereof.

          3. VFC Investment Agreement, dated as of July 15, 1997, among Veqtor Finance Company, LLC, CalREIT Investors Limited Partnership, V2 Holdings LLC, John R. Klopp and Craig M. Hatkoff.

          4. 12% Convertible Redeemable Note Purchase Agreement, dated as of June 16, 1997, by and between Veqtor Finance Company, LLC and the investors listed on the signature page thereto.




617501.1

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:   July 25, 1997
                                   CalREIT Investors Limited Partnership

                                   By:  SZ Investments, LLC
                                        its general partner

                                        By: Zell General Partnership, Inc.,
                                            its managing member

                                            By:   /s/ Samuel Zell
                                               -------------------------------
                                                 Name:   Samuel Zell
                                                 Title:  President

                                   SZ Investments, LLC

                                        By: Zell General Partnership, Inc.,
                                            its managing member

                                            By:   /s/ Samuel Zell
                                               -------------------------------
                                                 Name:   Samuel Zell
                                                 Title:  President

                                   Zell General Partnership, Inc.

                                        By:  /s/ Samuel Zell
                                            -----------------------------------
                                            Name:    Samuel Zell
                                            Title:   President

                                   Samuel Zell Revocable Trust

                                        By:  /s/ Samuel Zell
                                            -----------------------------------
                                            Name:    Samuel Zell
                                            Title:   Trustee

                                   Samuel Zell

                                        By:  /s/ Samuel Zell
                                            -----------------------------------
                                            Name:    Samuel Zell
                                            Title:   Samuel Zell



617501.1

                                   V2 Holdings LLC

                                   By:  John R. Klopp
                                        its member

                                        /s/  John R. Klopp
                                        ----------------------------
                                             John R. Klopp


                                   John R. Klopp

                                   /s/  John R. Klopp
                                   ----------------------------
                                        John R. Klopp


                                   Craig M. Hatkoff

                                   /s/ Craig M. Hatkoff
                                   ----------------------------
                                       Craig M. Hatkoff




617501.1

                              APPENDIX A TO ITEM 2

      Set forth below is information concerning the directors, executive officers and sole stockholder of Zell General Partnership, Inc., which is the sole managing member of SZ Investments, LLC, the sole general partner of CalREIT Investors Limited Partnership. Each of the individuals identified below is a United States citizen.

     Samuel Zell is the sole director of Zell General Partnership, Inc. Mr. Zell, as trustee of the Samuel Zell Revocable Trust, under trust agreement, dated December 17, 1990, is the sole stockholder of Zell General Partnership, Inc. The principal executive officers of Zell General Partnership, Inc. are as follows:


               Samuel Zell                 President
               Sheli Z. Rosenberg          Vice President
               Donald J. Liebentritt       Vice President
               Rod F. Dammeyer             Vice President

     The principal occupation of Mr. Zell is Chairman of Equity Group Investments, Inc. ("EGI"), a privately held investment company engaged in the acquisition and management of real estate and other commercial enterprises. The principal occupation of Ms. Rosenberg is President and Chief Executive Officer of EGI. The principal occupation of Mr. Liebentritt is Executive Vice President and General Counsel of EGI and Chairman of the law firm Rosenberg & Liebentritt, P.C. The principal occupation of Mr. Dammeyer is Managing Director of EGI Corporate Investments, a division of EGI. The business address of Messrs. Zell, Liebentritt and Dammeyer and Ms. Rosenberg is c/o Equity Group Investments, Inc., Two North Riverside Plaza, Chicago, Illinois 60606.


617501.1